Exhibit 4.11

DE BRAUW

BLACKSTONE

WESTBROEK

Execution copy

SUBORDINATED SHAREHOLDER LOAN
AGREEMENT

entered into between

STOLT SEA FARM INVESTMENTS B.V.

and

MARINE HARVEST N.V.

dated 29 April 2005

TABLE OF CONTENTS

1.	Interpretation
2.	Subject
3.	Condition Precedent; Repayment
4.	Interest
5.	Repayment
6.	Payment
7.	Accelerated maturity
8.	Evidence
9.	Miscellaneous
10.	Assignment of rights and obligations
11.	Governing law; competent court
12.	Notices

SUBORDINATED SHAREHOLDER LOAN AGREEMENT

THIS AGREEMENT IS MADE BETWEEN:

STOLT SEA FARM INVESTMENTS B.V., a limited liability company incorporated in the Netherlands, with corporate seat in Schiedam, and having its address at Westerlaan 5, 3016 CK Rotterdam, the Netherlands (the “Borrower”); and

NUTRECO HOLDING N.V., a limited liability company incorporated in the Netherlands, with corporate seat in Boxmeer, the Netherlands, and having its address at Veerstraat 38, 5831 JN, Boxmeer, the Netherlands, (the “Lender”).

WHEREAS:

A.                         The Lender and Nutreco Holding N.V., a public company with limited liability incorporated in the Netherlands (“Nutreco”) and Stolt-Nielsen S.A., a public limited liability company incorporated in Luxemburg have entered into a contribution agreement dated 3 December 2004 relating to the formation of a joint venture in respect of the fish farming, processing, marketing and sale activities of the Lender and Nutreco (the “Contribution Agreement”), which joint venture shall be undertaken by the Borrower and its subsidiaries (the “JV Group”).

B.                           Pursuant to Clause 5.3 of the Contribution Agreement, the Lender and Nutreco shall procure to provide subordinated shareholders loans to the JV Group on a pro rata parte basis to their relative stake in the Borrower. The Lender and Nutreco have agreed to make such loans available to the Borrower by way of converting the existing financing agreements into the loans under this Agreement and the Nutreco Shareholder Loan Agreement (as defined below), respectively.

C.                           Nutreco and the Borrower will enter into an agreement on terms substantially identical to the terms set out in this Agreement (the “Nutreco Shareholder Loan Agreement”) for the amounts of NOK 814,105,393, GBP 17,000,000 and CAD 40,000,000.

D.                          At 27 April 2005, at 14.15 hrs CET (13.15 hrs GMT), the NOK Principal, the CAD Principal, the GBP Principal (as defined in the Nutreco Shareholder Loan Agreement) and the Principal have been fixed on ECB fixing in such a way that the sum of the NOK

Principle plus the CAD Principal plus the GBP Principal equals the amount of EUR 150,000,000 (one hundred and fifty million Euro) and that the USD Principal equals the amount of EUR 50,000,000 (fifty million Euro).

E.                          The Borrower and Lender now wish to enter into this Agreement, setting out the amount of the loan and the terms and conditions under which such loan is provided by the Lender.

HAVE AGREED AS FOLLOWS:

1.                            Interpretation

1.1                     All capitalised words and phrases, including those used in the preamble to this Agreement, shall have the meaning as defined in paragraph 1.2 or in the Contribution Agreement.

1.2                     Definitions

“Agreement” means this shareholder loan agreement.

“Bank Debt” means any indebtedness towards a bank or other financial institution for or in respect of:

a)                                                moneys borrowed;

b)                                               any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

c)                                                any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

d)                                               the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease;

e)                                                receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

f)                                                  any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

g)                                               any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

h)                                               any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

i)                                                   the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

“Business Day” means any day other than a Saturday, Sunday or legal holiday in the Netherlands,

or the United States.

“LIBOR” means the British Bankers’ Association Interest Settlement Rate for a three month deposit in the relevant currency displayed on the appropriate page of the Bloomberg screen.  If the agreed page is replaced or service ceases to be available, the Lender may specify another page or service displaying the appropriate rate after consultation with the Borrower and the lender under the Nutreco Shareholder Loan Agreement. If no rate is available on the Bloomberg screen for the currency or three month period the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Lender at its request quoted by three leading banks in the London interbank market.

“Notice” has the meaning set out in Clause 7.

“Parties” means the Borrower and the Lender collectively, and a “Party” means anyone of them or the relevant one of them, as the context requires.

“Repayment Date” has the meaning ascribed thereto in Clause 5.1.

“Nutreco Shareholder Loan Agreement” has the meaning set out in Recital C.

1.3                     References to this Agreement shall include any recitals and references to Clauses are to Clauses of this Agreement.

2.                            Subject

2.1                     The Lender agrees to lend to the Borrower, and the Borrower agrees to borrow from the Lender, the sum of USD 64,600,000 (sixty four million six hundred thousand United States Dollars) (the “Principal”).

2.2                     All obligations of Borrower to Lender under this Agreement will, in the event of dissolution or bankruptcy of Borrower, suspension of payment, winding-up, liquidation or administration, for the period of any moratorium of payments granted to Borrower and in the event of Borrower offering a composition to creditors, be subordinated to all Bank Debt of the Borrower.

2.3                     The Borrower needs the prior written permission from both the Lender and the lender under the Nutreco Shareholder Loan Agreement to increase its interest bearing Bank Debt that is not subordinated to the claims of the Lender under this Agreement and of the lender under the Nutreco Shareholder Loan Agreement, to the extent such increase would, on an aggregate basis, exceed EUR 20,000,000 (twenty million Euro) or on a stand-alone basis EUR 5,000,000 (five million Euro).

2.4                     The Borrower shall not enter into any Bank Debt or any other obligations or amend the terms and conditions of any Bank Debt or any other obligations, which would contravene the terms and conditions of this Agreement or the Nutreco Shareholder Loan Agreement.

3.                            Condition Precedent; Repayment

3.1                     Any obligation of the Lender hereunder shall be subject to the due execution of the Nutreco Shareholder Loan Agreement by the parties thereto.

3.2                     The Borrower shall transfer the proceeds of this Agreement to Stolt Sea Farm AS (Norway) and shall use its best efforts to have Stolt Sea Farm AS (Norway) use such funds to repay the loan from Stolt Sea Farm Holdings B.V., all in an amount of USD 64,600,000.

4.                            Interest

4.1                     The Borrower shall pay to the Lender interest on the Principal or, if part of the Principal has been repaid, on the outstanding amount of Principal at an annual rate of LIBOR plus a margin of 1.5% (one and a half percent). The interest payable by the Borrower under this Agreement shall at all times be equal to the interest rate payable by the Borrower under the Nutreco Shareholder Loan Agreement, unless clause 6.3 applies.

4.2                     The interest shall accrue from the day on which the underlying amount is paid to the Borrower up to and including the day before that on which said amount is due for repayment to the Lender or has been repaid early in accordance with clause 5 subclause 2.

4.3                     The interest shall be paid each quarter in arrears, on the first day following the end of the period over which it is due. The interest for the period running from the day on which the Borrower receives the Principal up to and including the last day of the then current quarter shall be paid on the first day of the next succeeding quarter.

4.4                     To calculate the interest due over a particular period, the annual interest shall be multiplied by a fraction the numerator of which is the number of days in that period and the denominator 360.

5.                            Repayment

5.1                     The Borrower shall repay the entire Principal to the Lender on 29 April 2010 (“Repayment Date”), provided it simultaneously repays the Nutreco Shareholder Loan.

5.2                     The Borrower may at any time repay the entire Principal or any part thereof early, provided that:

(a)                                            it simultaneously pays to the Lender all other financial obligations due under this Agreement and the interest accrued on the Principal or, as the case may be, on the repaid part thereof; and

(b)                                           it simultaneously repays the entire principal or part thereof under the Nutreco Shareholder Loan Agreement, on a pro rata parte basis to the amount paid to the Lender under this Agreement (including all other debts due under the Nutreco Shareholder Loan Agreement and the interest accrued on the principal or, as the case may be, on the repaid part thereof). The pro rata parte basis shall be established as a percentage of the Principal being repaid hereunder, and the aforesaid percentage shall equally apply to the NOK Principal, the GBP Principal and the CAD Principal. Any proceeds from borrowings other than pursuant to this Agreement and the Nutreco Shareholder Loan Agreement shall be applied to prepayment of Principal in accordance with clause 5.2.

6.                            Payment

6.1                     All payments under this agreement shall be made exclusively by way of transfer to such bank account as notified from time to time to the Borrower by the Lender, such notification to be effected no later than 2 Business Days before payment.

6.2                     The amount due must be credited to the correct account no later than on the due date with same day value.

6.3                     If a payment to the Lender has not been made by the due date, the Borrower shall be in default without any notice and it shall owe the Lender interest at an annual rate of 10% (ten percent), or LIBOR plus 3%, whichever is higher, on the overdue amount. Interest shall accrue from the day on which the default commences, up to and including the day on which it ends. In calculating the interest, the overdue amount shall, upon expiry of each quarter, be increased by the interest due over that period.

6.4                     Each debt under this Agreement must be paid in its full nominal amount. Each payment must be effected in the currency in which the debt is expressed. The costs of making a payment shall be for the account of the Borrower.

6.5                     In respect of this Agreement no Party may set off a debt against any claim on the other Party or suspend its payment on any ground.

6.6                     If any statutory provision requires the Borrower to withhold any amount from a payment, it shall, upon making the payment, pay such additional amount as is necessary to ensure that the Lender receives the full nominal amount of the debt. The additional payment shall be for the account of the Borrower.

6.7                     If the Lender brings an action to obtain an overdue payment, it may, at its option, seek an order to pay in the currency in which the debt is expressed. To the extent that the Lender obtains payment in another currency than the one in which the debt is expressed, conversion shall take place according to the rate at which it can forthwith acquire the currency of the debt. The Borrower must pay to the Lender the costs of converting the currency of the payment into the currency of the debt. The preceding three sentences shall not prejudice the Lender’s right to be compensated for damage suffered as a result of the rate of exchange referred to in the second sentence changing after the due date of the payment.

7.                            Accelerated maturity

7.1                     Without prejudice to any of its other rights and obligations, the Lender may, at its option, terminate all of its obligations under this Agreement with immediate effect, and demand immediate payment of all of its claims under this Agreement in their nominal amount, by notifying the Borrower in writing if one of the following events (a “Ground for Repayment”) occurs:

a.                                                Any of the following occurs in respect of a member of the JV Group:

(i)                                    any step is taken with a view to a moratorium or a composition, assignment or similar arrangement with any of its creditors;

(ii)                                 a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution for, to petition for or to file documents with a court or any registrar for, its bankruptcy, suspension of payment, winding-up, administration or dissolution or any such resolution is passed;

(iii)                              any person presents a petition, or files documents with a court or any registrar, for its bankruptcy, suspension of payment, winding-up, administration or dissolution;

(iv)                             an order for its winding-up, administration or dissolution is made;

(v)                                any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of it or any of its assets;

(vi)                             its shareholders, directors or other officers request the appointment of, or give notice of their intention to appoint, a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer; or

(vii)                          any other analogous step or procedure is taken in any jurisdiction.

The above does not apply to any petition for winding-up, administration or dissolution presented by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within 10 Business Days.

b.                                               The JV Group’s business has been discontinued, or the JV Group’s business has, or one or more assets of the JV Group with a (total) book value exceeding 10% (ten percent) of the book value of all of the assets of the JV Group have been transferred to a third party outside the normal course of the Borrower’s business and without the consent of the Lender, or one or more assets of the JV Group with a (total) book value exceeding 10% (ten percent) of the book value of all of the assets of the JV Group has become subject to a limited right or attachment.

c.                                                Any member of the JV Group has assumed liability, directly or indirectly, and as surety, joint and several co-debtor, guarantor or otherwise, for the debts of a third party, other than for debts of a member of the JV Group pursuant to a declaration of liability as referred to in Section 2:403 Civil Code or a similar declaration of liability in respect of a non-Dutch group company of the JV Group and other than for tax debts for which the JV Group, as part of a fiscal unity, is or will become liable by law. Guarantees issued by any member of the JV Group in favour of certain of its customers to warrant compliance with the Safeguard Measures imposed by the European Commission in Regulation (EC) Nr. 206/2005 of 4 February  2005, shall be excluded from the aforesaid guarantee restriction during the time said Safeguard Measures are in force and provided the aggregate amount of such guarantees does not exceed an amount equal to 10% (ten percent) of the book value of all of the assets of the JV Group.

d.                                               The Borrower has failed to perform any material obligation under this Agreement to repay Principal or to pay interest as referred to in clause 4

e.                                                The Borrower has failed to perform any material obligation under this Agreement other than an obligation referred to in paragraph e, and, to the extent that performance is not permanently or temporarily impossible, no performance has taken place within thirty Business Days after the Lender has given the Borrower written notice of default, the foregoing unless the failure is the fault of the Lender or of a person for whom the Lender is liable by law. For the purposes of this paragraph, any statement which clearly demonstrates that the Lender requires performance shall constitute a notice of default.

f.                                                  Any debt of the Borrower, including any debt under the Nutreco Shareholder Loan Agreement to which the Borrower is a party as borrower, has, fully or partly, become due prematurely.

g.                                               Proceedings have been brought before a court or a competent arbitration tribunal which, if they result in a ruling against the other party and the court’s or tribunal’s decision is enforced, constitute a Ground for Repayment, or a competent government body has taken an irrevocable or other decision which, if it is carried out, constitutes a Ground for Repayment, or a body of the Borrower has passed a resolution which, with or without other resolutions or action, is a prerequisite by law or under the articles of association for the existence of a Ground for Repayment, or the Borrower has undertaken, or has otherwise become obliged, whether or not subject to a condition or time limit, to carry out an act which will constitute a Ground for Repayment if it is carried out.

h.                                               Any circumstance has occurred in respect of a group company which belongs to a group or subgroup headed by the Borrower which would have been a Ground for Repayment if it would have occurred in relation to the Borrower himself.

i.                                                   Any circumstance occurs which in the Lender’s opinion, acting reasonably, justifies a concern that the Borrower will fail to perform its obligations under this agreement or that the Lender’s rights of recourse will be adversely affected.

k.                                                The Borrower applies for listing of its shares through an initial public offering.

7.2                     If a Ground for Repayment occurs or threatens to occur, the Borrower shall immediately notify the Lender thereof.

7.3                     Without prejudice to subclause 4, the Lender may no longer invoke the occurrence of a particular Ground for Repayment if all consequences of that Ground for Repayment have been remedied at the time of the notification referred to in subclause 1.

7.4                     The Borrower must compensate the Lender for all damage suffered by the latter as a result of the Ground for Repayment occurring or in the Lender’s reasonable opinion threatening to occur, when the Ground for Repayment can be attributed to the Borrower. The obligation to compensate shall also include any reasonable costs incurred by the Lender to prevent the Ground for Repayment from occurring, to prevent or limit damage or to enforce its rights under this Agreement in or out of court.

7.5                     The Lender may only terminate its obligations hereunder pursuant to subclause 1 with the prior consent of the lender under the Nutreco Shareholder Loan Agreement.

7.6                     In the event the Lender reduces its stake in the Borrower, the Lender and the Borrower shall agree to continue, to repay, to refinance or to transfer its loan hereunder to the new shareholder.

8.                            Evidence

An extract from the Lender’s administration shall constitute conclusive evidence of the Borrower’s obligations under this Agreement.

9.                            Miscellaneous

9.1                     Unless provided for otherwise in this Agreement, each Party shall act exclusively for its own risk and account and carries the costs made by it, including costs associated with the preparation and execution of this Agreement. None of the Parties is authorised to act as an agent for or legal representative of any of the other Party nor shall any of the Parties be authorised to assume or create an obligation on behalf of, in the name of or binding upon any of the other Party, unless specifically agreed upon in an Annex or otherwise.

9.2                     If part of this Agreement is or becomes invalid or non-binding, the Parties shall remain bound to the remaining part. The Parties shall replace the invalid or non-binding part by provisions which are valid and binding and the legal effect of which, given the contents and purpose of this Agreement, is, to the greatest extent possible, similar to that of the invalid or non-binding part.

9.3                     After this Agreement ends, for whatever reason, Clause 11 shall remain effective.

9.4                     This Agreement contains the entire agreement of the Parties in relation to its subject matter.

9.5                     Save as expressly otherwise provided in this Agreement, this Agreement contains no stipulations for the benefit of a third party which could be invoked by a third party against a Party to this Agreement.

9.6                     No waiver of any provision of this Agreement shall be effective unless (i) in writing and signed by or on behalf of the waiving Party, and (ii) consented to by the lender under the Nutreco Shareholder Loan Agreement.

9.7                     No amendment to this Agreement shall be effective unless (i) in writing and signed on behalf of each Party, and (ii) consented to by the lender under the Nutreco Shareholder Loan Agreement.

9.8                     This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.

9.9                     Each Party waives its right to rescind this Agreement on the basis of section 6:265 of the Netherlands Civil Code.

9.10              Sub-Clauses 9.1 to 9.9 (inclusive) shall apply mutatis mutandis to all agreements connected with this Agreement, unless the relevant agreement expressly provides otherwise.

9.11              The lender under the Nutreco Shareholder Loan Agreement shall be a third party beneficiary of  the clauses 7.5, 9.6, 9.7 and 10.

10.                     Assignment of rights and obligations

Except as otherwise expressly provided in this Agreement, neither Party may, unless with the prior written consent of the other Party and the lender under Nutreco Shareholder Loan Agreement (such consent not to be unreasonably witheld), assign, grant any security interest over or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement.

11.                     Governing law; competent court

11.1              This Agreement shall be governed exclusively by Dutch law.

11.2              All disputes arising in connection with this Agreement, including disputes concerning the existence and validity thereof, shall be resolved by the courts in Amsterdam, the Netherlands. The preceding sentence is solely for the benefit of the Lender. The latter shall retain the right to apply to any other court, whether or not there are proceedings pending before the court which has jurisdiction pursuant to the first sentence.

11.3              Subclauses 1 and 2 shall also apply to disputes arising in connection with agreements which are connected with this agreement, unless the relevant agreement expressly provides otherwise.

12.                     Notices

12.1              Any notice in connection with this Agreement (a “Notice”) shall be:

(i)                                              in writing in English; and

(ii)                                           delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

12.2              A Notice to the Borrower shall be sent to the Borrower at the following address, or such other person or address as the Borrower may notify to the Lender from time to time:

Marine Harvest N.V.
Address:	PC Hooftlaan 3
3818 HG Amersfoort
The Netherlands
Fax:	+31 33 422 6106
E-mail:	hans.den.bieman@nutreco.com
Attention:	Hans den Bieman

12.3              A Notice to the Lender shall be sent to the Lender  at the following address, or such other person or address as the Lender may notify to the Borrower from time to time:

Stolt Sea Farm Investment B.V.

Address: Aldwych House, 71-91 Aldwych

London WC2B 4 HN

England

Fax: +44 20 761 189 66

E-mail: jce@stolt.com

Attention: Jan Engelhardtsen, CFO

A Notice to the Nutreco Shareholder Agreement Lender shall be sent to the Nutreco Shareholder Agreement Lender at the following address, or such other person or address as the Lender may notify to the Borrower from time to time:

Nutreco Holding N.V.
Address:	Prins Frederiklaan 4
3818 KG Amersfoort
The Netherlands
Fax:	+31 33 422 6115
E-mail:	Cees.van.Rijn@nutreco.com
Attention:	Cees van Rijn

12.4              A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)                                     at the time of delivery, if delivered by hand, registered post or courier;

(ii)                                  at the time of transmission in legible form, if delivered by fax.

In WITNESS WHEREOF the Borrower and the Lender have executed this Agreement on the 29th day of  April, 2005

SIGNED by Albert van Driel

on behalf of Marine Harvest N.V.

SIGNED by Jan Chr. Engelhardtsen

on behalf of Stolt Sea Farm Investment B.V.